December 16, 2010

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

We have been furnished with a copy of the response to Item 1c of the Form 20-F of Plastec Technologies, Ltd for the event that occurred on October 8, 2010, in relation to resignation of independent auditor of Plastec International Holdings Limited. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

Dominic K.F. Chan & Co.